CONNECTION TECHNOLOGY INC.

(a Missouri Corporation)

Form C

Disclosures in Reg CF Offering

[5/5/2025]

TABLE OF CONTENTS

4875-1741-7770, v. 1

FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Connection Technology Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Missouri
Date Company Was Formed (from the Company's Certificate of Incorporation)	8/9/2024
Kind of Entity	Corporation
Street Address	405 North Jefferson Avenue, Suite #1011, Springfield MO 65806
Website Address	Connection.app

2

	Most Recent Fiscal Year	Previous Fiscal Year
Total Assets	$97,927.70	0
Cash & Equivalents	$50,000.00	0
Account Receivable	0	0
Short-Term Debt	0	0
Long-Term Debt	$55,955.39	0
Revenues/Sales	0	0
Cost of Goods Sold	0	0
Taxes Paid	$415.00	0
Net Income	$(6,729.94)	0

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers

Person #1

Name	Kevin Parker	
All positions with the Company and How Long for Each Position	**Position:** Founder/Software/Embedded Systems	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Building Connection	
Principal Occupation During Last Three Years	Software/Embedded Systems for Ankh/Connection	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	

3

If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #2

Name	Logan Taylor	
All positions with the Company and How Long for Each Position	**Position:** Dir. Design	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	Product Development Management, Industrial Design	
Principal Occupation During Last Three Years	Product Development Management, Industrial Design	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Bass Pro Shops	**Business:** Outdoor Retail

Person #3

Name	Curtis Willard	
All positions with the Company and How Long for Each Position	**Position:** Dir. Client Solutions	**How Long:** 4 months
Business Experience During Last Three Years (Brief Description)	In-house marketing at Hyatt Vacation Club	
Principal Occupation During Last Three Years	President of City Center AI	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Hyatt Vacation Club	**Business:** Hospitality

4

Person #4

Name	Tim Goree	
All positions with the Company and How Long for Each Position	**Position: Dir. Business Dev.**	**How Long: 4 months**
Business Experience During Last Three Years (Brief Description)	Board of Directors, IT Consultant and Speaker	
Principal Occupation During Last Three Years	Board of Directors, IT Consultant and Speaker	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** City Center AI	**Business:** Phone system AI tools

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Kevin Parker
Name	
Name	
Name	
Name	

§227.201(d) – The Company's Business and Business Plan

Our Business

Business Plan

Connection Technology Inc. is a pioneering force in the wearable technology sector, embarking on a journey to serve customers initially in Missouri and California. Our strategic launch in these states leverages the strong network of contacts our sales leads possess, setting the stage for our expansion across the United States and eventually, on a global scale. As a technology hardware company with state-of-the-art AI-based software capabilities, we have spent the past three and a half years meticulously developing the Com Badge. This sleek, wearable communications device boasts full voice AI capabilities, heralding a new era in corporate communications. Founded by Kevin Parker, a seasoned software engineer with a forte in financial technology, and Logan Taylor, an industrial designer of repute

5

known for his Apple-level hardware designs, Connection Technology is poised to revolutionize the way corporations communicate. Our team, comprising an electrical engineer, a former education/ corporate CTO, and a business sales veteran with 30 years of experience in the hospitality industry, is committed to replacing outdated communication tools like walkie-talkies and cell phones with our innovative solution. Our flagship product, the Com Badge, is designed for convenience and ease of use, able to be worn around the neck, clipped onto clothing, or magnetically attached to attire for a seamless fit. Priced at $199, with a necessary software subscription for corporate use at $99 yearly, the Com Badge represents a significant advancement in communication technology. We also offer advanced accessories and leasing agreements to ensure our product is accessible and up-to-date for all our clients. Operating from Springfield, MO, our initial focus on Missouri and California is just the beginning of our ambitious journey to redefine communication standards worldwide. Connection Technology Inc. stands uniquely positioned to succeed in a competitive market for several compelling reasons. With less than $300K spent over three and a half years of product development, we are on the cusp of securing patents and launching our first 1,000 devices without incurring debt. Our team's unparalleled expertise and our Com Badge's cutting-edge features give us a significant advantage over conventional communication devices. Our device's conversational AI capabilities, multi-group flexibility, open APIs for customization, innovative connectivity solutions, and professional design set us apart, addressing the pressing needs of modern, dynamic teams across various industries. Since our inception on July 6, 2023, Connection Technology Inc., previously called Ankh Innovations, has achieved remarkable milestones. With $285K previously raised and a modest monthly net burn of only $8K, our lean approach to innovation has allowed us to develop revolutionary hardware and software solutions. Our readiness to scale production and meet the growing demand for advanced communication tools underscores our commitment to excellence and innovation in the corporate world. 4 Connection Technology Inc. Business Plan

Industry Analysis

The enterprise voice communication and wearable comms market in the United States is a fast-growing segment, valued at approximately $2.5 billion in 2025, with a projected compound annual growth rate (CAGR) of at least 12% through 2030. This surge is fueled by businesses replacing outdated walkie-talkies and manual comms with smart, voice-driven solutions that boost efficiency for frontline workers, from logistics and hospitality to tech-driven offices. Connection Technology Inc. sits at the forefront of this shift, delivering the Com Badge, which redefines workplace communication with advanced AI and seamless group functionality. A key trend driving this market is the demand for hands-free, intelligent devices that integrate with modern workflows. Companies like Relay Pro and Vocera (Stryker) offer basic voice comms, but they lean on push-to-talk limits or rigid systems, while niche players like Plaud note focus on recording, not real-time interaction. Our Com Badge stands out with its conversational AI, open APIs for custom integrations, and the ability to connect teams across multiple groups simultaneously. Add in our innovative connectivity (leveraging personal cell signals and plug and play 802.11AH appliance) that increases sound quality and reduces weak signals and a sleek magnetic badge design, and we're poised to capture businesses hungry for a professional, next-gen solution competitors can't match. Targeting early markets in Missouri and California - hubs for logistics, healthcare, and tech innovation - gives us a launchpad into two of the nation's most dynamic regions for enterprise communications. With strong sales leads already in hand, we're set to build traction fast, delivering high-quality devices and top-tier support to earn trust and scale nationwide. As industries ditch clunky radios for smart wearables, Connection Technology Inc. is position to lead this $2.5 billion market, blending cutting-edge tech with practical value for the modern workforce. 5 Connection Technology Inc. Business Plan

Customer Analysis Below is a description of our target customers and their core needs.

Target Customers Connection Technology Inc. will target corporations that rely heavily on walkie-talkies and smartphones for their daily communications. Our primary focus will be on educational organizations, hospitals, hotels, manufacturing facilities, and churches, where communication efficiency is crucial. We will engage with key decision-makers such as chief technology officers and maintenance and operations leads responsible for the upkeep and replacement of corporate communication devices. In addition to these primary targets, Connection Technology Inc. will also focus on other corporate environments that necessitate seamless communication solutions. We will tailor our offerings to meet the specific needs of businesses that prioritize mobility and efficiency. As we expand our reach, our solutions will cater to a broader spectrum of industries that demand innovative wearable technology to enhance their communication systems. Connection Technology Inc. will not only serve these traditional sectors but will also explore emerging markets where wearable technology can significantly impact operations. We will look into sectors like logistics, emergency services, and entertainment venues, where rapid and reliable communication is paramount. By understanding the unique requirements of these industries, we will provide customized solutions that align with their operational goals.

Customer Needs Connection Technology Inc. addresses the critical need for simple yet effective communication solutions, facilitating person-to-person, person-to-group, and group-to-group interactions. By streamlining these communication processes, customers experience enhanced clarity and connectivity in their day-to-day operations. The robust security features embedded in our technology ensure that communications reach only those who are intended for it, creating a much more surgical communications approach over walkie-talkies and a much more controlled approach than smartphones. The demand for hands-free communication is particularly pronounced in sectors where efficiency, safety, and team coordination are essential. Connection Technology Inc. meets this need by offering wearable technology that allows seamless communication without the constraints of handheld devices. This innovation not only boosts productivity but also enhances safety by enabling users to remain attentive to their surroundings. In addition to functionality, Connection Technology Inc. provides a cost-effective solution that helps organizations save money over time. The combination of reduced hardware 6 Connection Technology Inc. Business Plan costs and increased operational efficiency translates into significant financial benefits for users. This value proposition makes our offerings appealing to a wide range of industries seeking to optimize their communication infrastructure. The user-friendly design of our technology ensures ease of adoption and minimal disruption to existing workflows. Customers will appreciate the intuitive interface, which allows for quick integration and minimal training requirements. As a result, organizations can swiftly implement our solutions and begin reaping the benefits of improved communication and coordination. 7 Connection Technology Inc. Business Plan

V. Competitive Analysis Direct Competitors Connection Technology Inc.'s competitors include the following companies: **1. Relay (Relay+)** Relay is a company that focuses on creating simple, voice-first communication devices and platforms. Located in the United States, the company offers solutions designed to improve communication efficiency in various industries. Relay specializes in next generation walkie-talkie technology, particularly for team communication, offering enhanced connectivity and productivity options. The related products and services offered by Relay include: • Relay+ - A wearable (though somewhat large) communication device designed for real-time, push-to-talk communication. The device costs $149 and requires at least one cell carrier contract at a minimum of about $120 per year. Relay targets customer segments in industries such as hospitality, education, and logistics. The company primarily serves the U.S. market but offers scalable solutions that can be adapted for global use. Relay's key strengths include its ease of use, strong focus on voice communication, and the ability to integrate with existing systems. However, the lack of true conversational AI beyond language translation abilities makes it more like a walkie-talkie than a next generation communicator. **2. Stryker (Vocera Smartbadge)** Stryker, a product owned by Vocera, focuses on providing communication solutions to improve workflow and patient care in healthcare environments. Headquartered in the United States, Vocera creates devices that blend ease of use with advanced technological integration, catering primarily to medical professionals. The related products and services offered by Vocera include: • Stryker, the Vocera Smartbadge - A wearable device designed for healthcare communication,

4875-1741-7770, v. 1

integrating voice commands and secure messaging. Pricing details are typically customized based on the client's needs and are not listed on the website, but our understanding is that they fall into the $300-$500 range. Vocera targets healthcare facilities across the United States, providing solutions that enhance communication and patient care efficiency. The key strengths of Vocera include a deep understanding of healthcare communication needs and robust 8 Connection Technology Inc. Business Plan integration with clinical systems. However, its focus on healthcare could limit its appeal to non-medical industries, and it's also missing advanced conversational AI capabilities. **3. Plaud (Plaud NotePin, AI Voice Recorder)** Plaud is a technology company specializing in AI-driven voice recording solutions. Based in the United States, Plaud aims to transform how users capture and manage spoken information through intelligent assistance and seamless interface. The related products and services offered by Plaud include: • Plaud NotePin, AI Voice Recorder - An AI-enhanced voice recorder that provides real-time transcription and organization of recorded notes. It is small enough to be worn as a watch on the wrist, around the neck as a pendant on a lanyard, or clipped onto clothing. Plaud NotePin costs $169 with a complementary amount of recording transcription per month (300 minutes) or a $79 per year pro plan that allows for 1,200 transcription minutes per month. Plaud targets professionals, students, and businesses that require efficient voice recording and transcription solutions. The company primarily serves the U.S. market but offers potential applications in various sectors globally. Key strengths of Plaud include its AI capabilities and user-friendly interface, but it isn't yet an actual communications device, it is a recording and transcription device.

Competitive Advantages Connection Technology Inc. stands out as a leader in the wearable technology industry with a suite of competitive advantages. At the forefront is our Conversational AI Powerhouse, which empowers users with real, hands-free conversations that adapt dynamically, solving problems and answering questions on the go. Unlike competitors such as Relay, Vocera, and Plaud, which offer limited command structures or post-recording functionalities, our AI transforms communication devices into proactive assistants, providing unparalleled real-time utility. This flexibility and depth cater to modern teams seeking smart tools rather than rigid scripts, positioning us ahead of the competition. Our Multi-Group Flexibility further strengthens our market position by allowing devices and users to join multiple groups simultaneously, dynamically assigned by role, context, or location. This capability is crucial for complex teams across industries like logistics, events, and tech firms, who require fluid and overlapping communications. While competitors like Relay and Vocera restrict users to one channel at a time, and Plaud lacks group functionality altogether, our system offers unmatched scalability and efficiency. Additionally, our open APIs for customization allow enterprises to extend functionality and integrate seamlessly with existing CRMs and workflows, appealing to IT departments and innovators. Coupled with our innovative connectivity solution that 9 Connection Technology Inc. Business Plan connects directly to wifi and leverages personal cell signals and 802.11AH, we provide cost-effective, reliable communication that outperforms competitors. Our attention to design is another significant advantage, with a professional magnetic badge that seamlessly fits into both boardrooms and high-end retail environments. Unlike the more rugged or basic designs of Relay and Vocera, or the cool but less polished Plaud, our device is a next-generation professional tool. This focus on aesthetics, combined with our technological innovations, ensures that Connection Technology Inc. not only meets but exceeds the expectations of modern enterprises, setting a new standard in the enterprise communications and wearable technology markets. 10 Connection Technology Inc. Business Plan

Competitive Analysis Products, Services, and Pricing Connection Technology Inc. offers an innovative range of wearable technology products designed to enhance communication and connectivity. The flagship product, the Com Badge, is a versatile device that can be worn in multiple ways: around the neck with a lanyard, clipped onto thick clothing, or magnetically attached to thin clothing using a magnetic backing. This compact device is circular, about three-quarters of an inch thick, and roughly the circumference of a silver dollar. It features a single button for activation, with additional commands executed and responses received through voice interaction and audible sounds. The Com Badge is priced at $199, making it an affordable yet advanced communication tool. For corporate users, a software subscription is required to access advanced grouping and assignment features, enhancing the device's utility in professional environments. The software subscription is priced at $99 per year per device, offering a cost-effective solution for businesses seeking to streamline communication. Additionally, Connection Technology Inc. provides advanced accessories such as a magnetic backing that charges the device and extends the battery life by 70% beyond the standard 8-hour average. This accessory is available for an additional $39, underscoring the company's commitment to delivering practical solutions that enhance user experience. To accommodate various customer needs, Connection Technology Inc. offers a leasing agreement that bundles the cost of the device and software subscription. This agreement allows for monthly or annual payments at approximately $24 per month, with the benefit of automatic device replacement included. This flexible payment model is designed to provide customers with peace of mind and ensure they always have access to the latest technology without incurring significant upfront costs.

Promotions Plan Connection Technology Inc. will employ a diverse range of promotional methods to attract customers and establish a strong market presence. We will leverage blogs as an essential tool to engage with potential customers by providing insightful content and updates about the latest trends in wearable technology. Our blog posts will position Connection Technology Inc. as a thought leader in the industry, fostering a community of engaged readers who are prospective customers. Email marketing will be another cornerstone of our promotional strategy. Connection Technology Inc. will develop targeted email campaigns to reach out to potential customers in Missouri and California, initially focusing on these regions where our sales leads have the most contacts. Personalized email communications will keep our audience informed about product launches, special offers, and upcoming events, driving customer engagement and conversion. 11 Connection Technology Inc. Business Plan Networking will play a crucial role in expanding our business reach. We will actively participate in industry events and business gatherings to build relationships with key stakeholders and potential partners. These networking efforts will support our growth as we aim to compete across the United States and eventually worldwide. Online marketing will be a key element in driving brand awareness for Connection Technology Inc. We will utilize search engine optimization (SEO), pay-per-click (PPC) advertising, and social media marketing to reach a broader audience. Our online marketing campaigns will be designed to capture the interest of tech-savvy consumers who are looking for cutting-edge wearable technology solutions. Partnerships will be strategically formed to enhance our market penetration. We will seek collaborations with complementary businesses and influencers in the wearable technology space to expand our reach and credibility. These partnerships will help us access new customer segments and drive sales growth. Public Relations efforts will be employed to manage our brand image and communicate our value proposition effectively. Connection Technology Inc. will work with PR agencies to craft compelling press releases and media stories that highlight our innovative products and industry achievements, ensuring our brand receives the attention it deserves. Participation in trade shows will be a critical component of our promotional strategy. We will showcase our latest products and innovations at major industry trade shows, providing us with the opportunity to connect with industry leaders, potential customers, and media representatives. These events will serve as a platform for us to demonstrate our technology's unique benefits and gather valuable feedback. Lastly, Connection Technology Inc. will aim to create viral marketing campaigns that capture the public's attention and generate buzz around our products. By developing creative and shareable content, we will encourage our audience to spread the word about our innovative offerings, amplifying our reach and driving organic growth. 12 Connection Technology Inc. Business Plan

Operations Plan Our Operations Plan details: 1.The key day-to-day processes that our business performs to serve our customers 2.The key business milestones that our company expects to accomplish as we grow **Key Operational**

9

Processes To ensure the success of Connection Technology Inc., there are several key day-to-day operational processes that we will perform:

• **Product Development and Innovation:** ◦ Continuously research and develop new wearable technology products to stay ahead of industry trends. ◦ Conduct regular testing and quality assurance checks on all products to maintain high standards. ◦ Gather and analyze customer feedback for ongoing product improvement.

• **Sales and Marketing:** ◦ Execute targeted marketing campaigns in Missouri and California to build brand awareness and generate leads. ◦ Develop strategic partnerships with local retailers and distributors to expand market reach. ◦ Maintain a robust online presence through social media and digital marketing strategies.

• **Customer Service and Support:** ◦ Provide prompt and efficient customer service via multiple channels, including phone, email, and live chat. ◦ Implement a customer relationship management (CRM) system to track interactions and improve service. ◦ Offer comprehensive product warranties and support plans to enhance customer satisfaction.

• **Supply Chain and Logistics:** ◦ Manage relationships with suppliers to ensure timely and cost-effective procurement of materials. ◦ Optimize inventory levels to meet demand while minimizing holding costs. ◦ Coordinate efficient shipping and distribution processes to ensure timely delivery to customers.

• **Financial Management:** ◦ Maintain accurate financial records and perform regular budget reviews to ensure fiscal responsibility. ◦ Conduct financial forecasting to plan for growth and expansion into new markets. 13 Connection Technology Inc. Business Plan ◦ Manage cash flow effectively to support operational needs and strategic initiatives.

• **Human Resources and Talent Management:** ◦ Recruit and retain skilled personnel to support business operations and growth. ◦ Offer ongoing training and professional development opportunities for employees. ◦ Foster a positive and inclusive company culture that promotes innovation and collaboration.

• **Compliance and Risk Management:** ◦ Ensure compliance with all relevant industry regulations and standards. ◦ Regularly assess and mitigate operational risks to protect the company's assets and reputation. ◦ Develop and maintain a robust cybersecurity strategy to safeguard company and customer data.

• **Research and Expansion:** ◦ Monitor industry trends and emerging markets to identify new opportunities for expansion. ◦ Prepare for national and international growth by establishing scalable processes and infrastructure. ◦ Leverage data analytics to make informed strategic decisions and drive business success. **Milestones** Connection Technology Inc. expects to complete the following milestones in the coming months in order to ensure its success:

• **Finalize the Friends and Family Investment Round:** Secure $500K in funding within the next few months to initiate the first manufacturing run. This funding is crucial to kickstart production and sales/leasing activities.

• **Acquire 10+ Patents on Technology Already Developed:** Crucial to protecting the value of our company and the one-of-a-kind technology we've developed, properly securing rock-solid legal patents are an expensive, yet important step toward domination of the industry.

• **Complete Initial Manufacturing Run:** Produce at least 1,000 devices within 6 months. This will allow the company to start fulfilling initial orders and build credibility with early adopters.

• **Begin Direct Sales Initiatives:** Leverage existing connections with school technology leaders in California and hotel and manufacturing leaders in Missouri to start selling devices as soon as they are available. Early sales will validate the product and market approach.

4875-1741-7770, v. 1

• **Establish a Reliable Distribution Network:** Develop partnerships with logistics and distribution companies to ensure timely and efficient delivery of products to customers in the initial target markets. 14 Connection Technology Inc. Business Plan

• **Secure Venture Capital Investment:** Within 8 months, engage with venture capital firms to obtain additional funding necessary for scaling operations, expanding the team, and increasing production capacity.

• **Expand the Team:** Hire key personnel in sales, marketing, and production to support the growing needs of the company as it scales operations and enters new markets.

• **Strengthen Intellectual Property Protections:** Continue to file necessary patents and trademarks to protect the company's innovations and brand from potential competitors.

• **Achieve Revenue Milestones:** Aim to reach a monthly sales volume that supports profitability and demonstrates strong market demand, serving as a foundation for future growth.

• **Evaluate and Optimize Product Performance:** Collect feedback from initial customers to refine device features and improve user experience, ensuring the product remains competitive in the market.

• **Set the Stage for International Expansion:** Conduct preliminary preparations for international market entry, including compliance with international regulations and localization of products, to facilitate global expansion within two years. 15 Connection Technology Inc.

Financial Plan The Critical Path to Success The next few months will define the trajectory of Connection Technology Inc. We've spent 3.5 years meticulously building a game-changing product, carefully managing our resources, and positioning ourselves for the exact moment we're in right now—the moment where investment fuels acceleration. This is the inflection point. Unlike many startups at this stage, we aren't coming to investors with just an idea or a prototype. We've already done the hard part. We've raised and effectively deployed $285K to develop a fully functional, one-of-a-kind communication device that is ready for the market. We have no debt, $45K in the bank, and a product that solves a real, high-cost problem for businesses. Now, to take the next critical step, we're raising $500K through this Friends and Family round. This funding isn't for speculation—it's for execution. Every dollar is allocated toward tangible milestones that drive real value: • **$200K** – Setting up and executing our first mass production run, manufacturing at least 1,000 devices • **$100K** – Securing over 10 patents to protect the cutting-edge technology we've built • **$50K** – Marketing efforts to drive early adoption and sales • **$150K** – Expanding our team to support customers and scale our operations This methodical, step-by-step approach ensures that we create measurable value for early investors. Once our first production run is complete and devices are in the hands of customers, we'll establish our next company valuation. With a proven product in the market and revenue flowing, we'll be in a prime position to raise a larger round from venture capital, further accelerating our growth and maximizing returns for those who got in early. This is the foundation of a high-growth trajectory, and our financial projections reflect that. Below, you'll see our estimated **Three-Year Annual Income Statement**, which outlines a **10X growth model each year** as we scale production, expand our customer base, and position Connection Technology Inc. as a leader in the enterprise wearable communication market. 18 Connection Technology Inc. Business Plan **3 Year Estimated Annual Income Statement FY 1 FY 2 FY 3 Revenues $1.2M $12.7M $132.5M** Direct Costs $564K $4.6M $33.1M **Gross Profit $636K $8.1M $99.4M** Gross Profit % 53% 64% 75% Other Expenses Salaries $523K $752K $2.4M Marketing $50K $100K $200K Rent/Utility $10K $20K $30K Other $15K $18K $25K **Total Other Expenses $598K $890K $2.7M EBITDA $38K $7.2M $96.7M** 19 *Investor Contact* Tim Goree Director of Client Solutions Connection Technology Inc. 405 N Jefferson Ave, Suite 1011 Springfield, MO 65806 661.304.0409 tim@connection.app

4875-1741-7770, v. 1

Our People

Management Team Our management team has the experience and expertise to successfully execute on our business plan.

Management Team Members Kevin Parker, Founder and CEO Kevin Parker is the visionary Founder and CEO of Connection Technology Inc. With extensive experience in the technology sector, Kevin has been instrumental in driving the company's strategic direction and growth. His background in computer science and business administration has equipped him with the necessary skills to lead a cutting-edge organization. Prior to founding Connection Technology Inc., Kevin held senior leadership roles in several technology firms where he was responsible for pioneering innovative solutions that significantly enhanced operational efficiencies. His commitment to leveraging technology for business transformation is a cornerstone of Connection Technology's success.

Logan Taylor, Director of Product Design Logan Taylor serves as the Director of Product Design at Connection Technology Inc., bringing a unique blend of creativity and technical expertise to the team. Logan's background in industrial design and user experience has been pivotal in developing user-centric products that meet the evolving needs of clients. With over a decade of experience in product design, Logan has a proven track record of delivering high-quality, innovative products that enhance user engagement and satisfaction. His leadership in design thinking and product development is crucial in ensuring that Connection Technology remains at the forefront of innovation. 16 Connection Technology Inc. Business Plan

Tim Goree, Director of Client Solutions Tim Goree is the Director of Client Solutions, where he is responsible for creating and implementing strategies that enhance customer satisfaction and loyalty. With a strong background in customer service management and solution delivery, Tim has an innate ability to understand client needs and translate them into actionable solutions. His experience in building and leading high-performing teams is essential in fostering a culture of excellence and responsiveness at Connection Technology. Tim's dedication to client success ensures that the company consistently delivers value and builds lasting relationships with its customers.

Curtis Willard, Director of Business Development Curtis Willard, the Director of Business Development, plays a key role in expanding Connection Technology's market presence. With extensive experience in sales and strategic partnership development, Curtis has a keen eye for identifying new business opportunities and forging alliances that drive growth. His expertise in market analysis and strategic planning is invaluable to position the company for long-term success. Curt's ability to navigate complex business environments and build strong stakeholder relationships is instrumental in achieving the company's ambitious growth objectives. 17 Connection Technology Inc. Business Plan

§227.201(e) – Number of Employees

The Company currently has ___4___ employees, full time and part time.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been

4875-1741-7770, v. 1

recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit A: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $5,000. If we have not raised at least the target amount by 8/22/25 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $500,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

Loupt Portal LLC will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$500,000

4875-1741-7770, v. 1

If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ____X____We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $5,000:

Use of Money	How Much (approximately)
Portal Fees	$625.00
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$4,375.00
Patent Costs	$0.00
Manufacturing Costs	$0.00
Marketing	$0.00
TOTAL	**$5,000**

If we raise the maximum goal of $500,000:

Use of Money	How Much (approximately)
Portal Fees	$56,250.00
Other Costs of the Offering (*e.g.*, legal and accounting fees)	$50,000.00
Patent Costs	$90,000.00
Manufacturing Costs	$140,000.00
Marketing	$30,000.00

4875-1741-7770, v. 1

Staff	$133,750.00
TOTAL	**$500,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;
- If you decide to invest, press the *Invest Now* button
- Follow the instructions

The minimum amount you can invest in the offering is $100. Investments above the minimum may be made in increments of $1.00.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit B.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on 8/20/25 (48 hours before the offering deadline).

To cancel your investment, send an email to contact@investloupt.com by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

15

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "<u>SAFEs</u>."

A SAFE doesn't really have a purchase price. If you buy a SAFE for $100 you get a $100 SAFE. The terms of the SAFEs are described below.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "<u>SAFEs</u>."

Conversion on Future Equity Raise

If the Company raises at least $1,000,000 in the future from the sale of its stock (common or preferred), the SAFE will convert into that same type of stock based on the Valuation Cap of $10.0 million**.**

> **EXAMPLE**: Suppose you invest $5,000 in our SAFE. Later, the Company raises $1,000,000 with a post-money valuation of $20,000,000. The SAFE includes a valuation cap of $10,000,000. Your SAFE will convert at a price of $10.00 per share ($10,000,000 valuation cap / 1,000,000 shares), while other investors pay $20 per share. Hence, having invested $5,000, you will receive 500 shares.

Conversion on Sale or IPO

If the Company is sold or goes public, you will receive the greater of (i) The amount you paid for the SAFE (the Cash-Out Amount); or (ii) the amount you would receive if your SAFE had been converted into common stock based on the Valuation Cap of $10.0 million, reduced by the pro-rata portion of proceeds.

> **EXAMPLE**: Suppose you invest $5,000 in our SAFE, which includes a valuation cap of $10,000,000. Before the- Company raises $1,000,000, it is sold at a price implying a post-money valuation of $20,000,000. Based on the valuation cap, your SAFE converts at $10.00 per share ($10,000,000 valuation cap divided by 1,000,000 shares), giving you 500 shares. You would receive the greater of your original investment ($5,000) or the value of your 500 shares at the time of the sale (for example, $10,000 if shares are valued at $20.00 each).

Liquidation

If the Company liquidates before it raises at least $1,000,000 of capital or is sold, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be (i) Subordinate to the rights of the Company's creditors, and (ii) On par with others who hold SAFEs or preferred stock.

Voting and Shareholder Rights

16

The SAFE does not give you any voting rights in the Company or other rights as a shareholder. However, if the Company pays a dividend, you will have the right to share in the dividend.

Limits on Transfer

Your SAFE may not be transferred without the Company's consent.

Modification of SAFEs

The SAFEs may be modified by the Company and holders of 50% of the SAFEs outstanding, measured by investment amount. Thus, your SAFE may be modified without your consent.

Who Controls the Company

Kevin Parker holds a controlling interest in the company and has the authority to make key management and operational decisions. His control includes significant influence over strategic direction and corporate governance.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect the holders of the SAFEs, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could issue securities with rights superior to those of the SAFEs.

- They could pay themselves excessive compensation.

- They could hire friends or relatives and pay them more than they're worth.

- They could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Obligation to Contribute Capital

Once you pay for your SAFE you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Preemptive Rights

Owners of SAFEs to not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

4875-1741-7770, v. 1

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

Other Classes of Securities

Immediately before the offering of SAFEs, the Company had the following securities outstanding:

Type	Number or Amount	Characteristics (Voting Rights, Etc.)
Common Stock	1,000,000	Voting rights; no preferences or special rights.

§227.201(n) – The Funding Portal

The Company is offering its securities through Loupt Portal LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 7-446 and the Funding Portal Registration Depository (FPRD) number is 328217.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Loupt Portal LLC as follows:

- An administrative fee of $0.00; plus

- A success fee equal to 12.5% of the amount raised, calculated after reimbursing Loupt Portal LLC for any out-of-pocket third-party expenses it incurs on behalf of the issuer in connection with the offering. In addition, Loupt Portal LLC will receive securities equal to 5% of the maximum target offering amount, delivered through a SAFE on the same terms offered to investors.

Loupt Portal LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering [(except for the compensation described above)], nor is there any arrangement for Loupt Portal LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

There is no material indebtedness to the Company.

§227.201(q) – Other Offerings of Securities within the Last Three Years

There have been no other offerings of securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

There are no transactions between the Company and "Insiders".

§227.201(s) – The Company's Financial Condition

Liquidity

As of December 31, 2024, the Company reported total assets of $97,927.70, consisting primarily of $50,000.00 in cash and cash equivalents. The Company had no short-term debt and a shareholder loan of $55,955.39 recorded as a long-term liability. The Company had not yet generated revenue and incurred a net loss of $6,729.94. Ongoing operations are expected to rely on external capital, including proceeds from this offering or future financings.

Capital Resources

The Company's operations have been funded to date by founder contributions and a long-term loan from a shareholder. As of year-end, the Company had not established credit facilities or raised institutional capital. The Company may seek additional financing to support product development and operational needs. The availability and timing of future capital will depend on market conditions and investor interest.

Historical Results of Operations

The Company was incorporated in August 2024 and had limited operating activity during the fiscal year. No revenue was recorded for the period. Operating expenses totaled $6,729.94, primarily related to early business activities such as rent, software, and amortization of development costs. These results reflect the Company's early stage of operations, with no prior fiscal year activity reported.

Changes and Trends

There were no significant changes in the Company's financial condition or operations following year-end. The Company remains in a pre-revenue phase and continues to focus on foundational activities. Trends in operating results will be more measurable once the Company begins generating revenue or completes additional funding rounds. No known events have materially impacted the Company's financial position since the close of the reporting period.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit D: Financial Statements*

§227.201(u) – Disqualification Events

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

4875-1741-7770, v. 1

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on their website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

Connection Technology Inc. is an early-stage company developing a wearable communications device known as the Com Badge. The company was incorporated in Missouri in 2024 after operating under a predecessor entity, and it has been focused on product development for several years. The founding team includes individuals with backgrounds in software engineering, industrial design, business development, and education technology.

The company's initial go-to-market strategy focuses on organizations in Missouri and California across industries like hospitality, healthcare, manufacturing, and education. While the company has developed a working product and filed for intellectual property protection, it has not yet generated revenue and is not cash-flow positive. The company is pre-launch and raising funds to support its first manufacturing run, begin early sales, and scale operations.

There is no physical storefront or factory; operations are currently remote, with contract-based production planned through third parties. No team member is currently drawing a salary. The company's future success depends on securing sufficient capital, delivering a reliable product, and achieving early adoption in a competitive market.

Prospective investors should understand that investments in early-stage companies are inherently risky, may be illiquid, and there is no guarantee of return. The information in this Form C reflects current plans and assumptions, which may change over time.

4875-1741-7770, v. 1

CONNECTION TECHNOLOGY INC.

Signature Page for Form C

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Connection Technology Inc.

DATED: _05/29/2025_

By _____
Kevin Parker (May 9, 2025 13:26 EDT)

Kevin Parker, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
Kevin Parker (May 9, 2025 13:26 EDT)

Kevin Parker, CEO

05/29/2025
_____

Date

_____
Logan Taylor (May 9, 2025 12:27 CDT)

Logan Taylor, Dir. Design

05/29/2025
_____

Date

_____
Curtis Willard (May 9, 2025 12:28 CDT)

Curtis Willard, Dir Client Solutions

05/29/2025
_____

Date

_____

Tim Goree, Dir Business Dev.

05/29/2025
_____

Date